UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

STATION CASINOS, INC.

(Name of the Issuer)

Station Casinos, Inc.	Fertitta Colony Partners LLC
Frank J. Fertitta III	FCP Acquisition Sub
Lorenzo J. Fertitta	Fertitta Partners LLC
FCP VoteCo LLC
FCP Holding, Inc.
FC Investor, LLC
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
85768910-3
(CUSIP Number of Class of Securities)

Frank J. Fertitta III
Chief Executive Officer
STATION CASINOS, INC.
2411 West Sahara Ave.,
Las Vegas, Nevada 89102
(702) 367-2411
Copies to:
Kenneth J. Baronsky	Rodrigo A. Guerra, Jr.
Milbank, Tweed, Hadley & McCloy LLP	Skadden, Arps, Slate, Meagher & Flom LLP
601 S. Figueroa St., 30th Floor	300 South Grand Avenue, Suite 3400
Los Angeles, California 90017	Los Angeles, California 90071
(213) 892-4000	(213) 687-5000

Thomas M. Cerabino
Willkie, Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

This statement is filed in connection with (check the appropriate box):

(a)    ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)    ☐  The filing of a registration statement under the Securities Act of 1933.

(c)    ☐  A tender offer.

(d)    ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$5,322,140,330	$163,389.71

* Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) 57,279,910 shares of Station common stock outstanding on May 7, 2007, and (ii) the merger consideration of $90.00 per share (equal to $5,155,191,910) and (b) an aggregate of $166,948,430 expected to be paid upon the cancellation of outstanding options having an exercise price less than $90.00 (the “Total Consideration”).

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was determined by multiplying 0.00003070 by the Total Consideration.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $163,389.71
Form or Registration No.: Schedule 14A
Filing Party: Station Casinos, Inc.
Date Filed: May 7, 2007

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Station Casinos, Inc., a Nevada corporation (“Station” or the “Company”), the issuer of the Station common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Frank J. Fertitta, III, Chairman of the Board of Directors and Chief Executive Officer of Station (“Frank Fertitta”), (3) Lorenzo J. Fertitta, Vice Chairman and President of Station (“Lorenzo Fertitta”), (4) Fertitta Colony Partners LLC (“Parent”), a Nevada limited liability company, (5) FCP Acquisition Sub (“Merger Sub”), a Nevada corporation that is a wholly owned subsidiary of FCP Holding, Inc., (6) Fertitta Partners LLC (“Fertitta Partners”), a Nevada limited liability company, (7) FCP Holding, Inc., (“FCP HoldCo”), a Nevada corporation that is a wholly owned subsidiary of Parent, (8) FCP VoteCo LLC (“FCP VoteCo”), a Nevada limited liability company, and (9) FC Investor, LLC (“FC Investor”), a Delaware limited liability company.  Station, Frank Fertitta, Lorenzo Fertitta, Parent, Merger Sub, Fertitta Partners, FCP HoldCo, FCP VoteCo and FC Investor are sometimes referred to herein collectively as the “Filing Persons.” This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 23, 2007, by and among Station, Parent and Merger Sub, as amended on May 4, 2007 (as amended, the “Merger Agreement”).

If the Merger is consummated, Merger Sub will be merged with and into Station, with Station continuing as the surviving corporation (the “Surviving Corporation”) (such transaction, the “Merger”).  Upon the consummation of the Merger, each share of Station common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by Parent, Merger Sub, FCP HoldCo, Fertitta Partners or any wholly-owned subsidiary of Station or held in treasury by Station) will be converted into the right to receive $90.00 in cash, without interest.  Upon consummation of the Merger, all outstanding options to purchase shares of Station common stock granted under any of Station’s employee or director equity plans, whether vested or unvested, will at the effective time of the Merger become fully vested and be cancelled and converted into the right to receive a cash payment equal to the number of shares of Station common stock underlying the options multiplied by the amount by which $90.00 exceeds the option exercise price, without interest.  At the effective time of the Merger, each share of Station restricted stock or restricted stock units under Station’s stock plans or benefit plans will vest in full and be cancelled and converted into $90.00 in cash, without interest.

Following the consummation of the Merger, approximately 25% of the issued and outstanding shares of non-voting common stock of Station will be owned by Fertitta Partners.  The remaining 75% of the issued and outstanding shares of non-voting common stock of Station will be owned by FCP HoldCo.  Substantially simultaneously with the consummation of the Merger, shares of voting common stock of Station will be issued for nominal consideration to FCP VoteCo.  It is currently anticipated that there will be 1,000,000 shares of non-voting common stock of Station for each outstanding share of voting common stock of Station.

Concurrently with the filing of this Transaction Statement, Station is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Station at which the stockholders of Station will consider and vote upon a proposal to approve the Merger Agreement.  The affirmative vote of the holders of (1) at least two-thirds of all of the outstanding shares of Station common stock entitled to vote and (2) a majority of the outstanding shares of Station common stock (other than shares of Station common stock held by Parent, Merger Sub, the Rollover Stockholders or any of their respective affiliates) present, in person or by proxy, and voting at the special meeting is required to approve the Merger Agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.  Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.  All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Station, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person, or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.                                   Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.                                   Subject Company Information.

Regulation M-A Item 1002

(a)          Name and Address.  The Company’s name and the address and telephone number of its principal executive offices are as follows:

Station Casinos, Inc.
2411 West Sahara Avenue
Las Vegas, Nevada 89102
(702) 367-2411

(b)         Securities.  The information set forth in the Proxy Statement under the caption “The Special Meeting—Record Date, Outstanding Shares and Voting Rights” is incorporated herein by reference.

(c)          Trading Market and Price.  The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Station—Price Range of Common Stock and Dividend Information—Market Information” is incorporated herein by reference.

(d)         Dividends.  The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Station—Price Range of Common Stock and Dividend Information—Dividends” is incorporated herein by reference.

(e)          Prior Public Offerings.  None.

(f)            Prior Stock Purchases.  The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Station—Prior Purchases and Sales of Station Common Stock” is incorporated herein by reference.

Item 3.                                   Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a)          Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Parties to the Transaction”

“Other Important Information Regarding Station—Directors and Executive Officers of Station”

“Other Important Information Regarding Station—Security Ownership of Certain Beneficial Owners and Management”

(b)         Business and Background of Entities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Other Important Information Regarding Station—Directors and Executive Officers of Station”

“Important Information Regarding the Parties to the Transaction”

(c)          Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors— Interests of Certain Persons in the Merger”

“Other Important Information Regarding Station—Directors and Executive Officers of Station”

“Important Information Regarding the Parties to the Transaction”

Item 4.                                   Terms of the Transaction.

Regulation M-A Item 1004

(a)          Material Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting”

“Special Factors”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Amendment to Agreement and Plan of Merger

(c)          Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Arrangements with Respect to Station, Fertitta Partners and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“The Merger Agreement—Treatment of Options and Restricted Shares”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Merger Consideration”

Annex A—Agreement and Plan of Merger

Annex B—Amendment to Agreement and Plan of Merger

(d)         Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Dissenters’ Rights of Stockholders”

(e)          Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)            Eligibility for Listing or Trading.  Not applicable.

Item 5.                                   Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)          Transactions.  The information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended, under the captions “Executive Compensation” and “Certain Relationships and Related Transactions” and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Other Important Information Regarding Station”

(b)         Significant Corporate Events.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Important Information Regarding Station—Prior Purchases and Sales of Common Stock”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Amendment to Agreement and Plan of Merger

(b)         Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Amendment to Agreement and Plan of Merger

(e)          Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Arrangements with Respect to Station, Fertitta Partners and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—The Voting Agreement”

“The Special Meeting—Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Amendment to Agreement and Plan of Merger

Item 6.                                   Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)       Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Arrangements with Respect to Station, Fertitta Partners and Parent Following the Merger”

“Special Factors—Financing of the Merger—Equity Financing”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of Options and Restricted Shares”

“The Merger Agreement—Payment for the Shares of Common Stock”

Annex A—Agreement and Plan of Merger

Annex B—Amendment to Agreement and Plan of Merger

(c)          (1)-(8)    Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Proposal”

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Arrangements with Respect to Station, Fertitta Partners and Parent Following the Merger”

“Special Factors—Management Arrangements”

“Special Factors—Indemnification and Insurance”

“Special Factors—Continued Benefits”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Amendment to Agreement and Plan of Merger

Item 7.                                   Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)          Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Proposal”

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Arrangements with Respect to Station, Fertitta Partners and Parent Following the Merger”

(b)         Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

(c)          Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(d)         Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Proposal”

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger “

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Arrangements with Respect to Station, Fertitta Partners and Parent Following the Merger”

“Special Factors—Management Arrangements”

“Special Factors—Indemnification and Insurance”

“Special Factors—Continued Benefits”

“Special Factors—Material United States Federal Income Tax Considerations”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Amendment to Agreement and Plan of Merger

Item 8.                                   Fairness of the Transaction

Regulation M-A Item 1014

(a)          Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinion of Bear, Stearns & Co., Inc.”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

Annex C—Opinion of Bear, Stearns & Co., Inc.

(b)         Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinion of Bear, Stearns & Co., Inc.”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

Annex C—Opinion of Bear, Stearns & Co., Inc.

(c)          Approval of Security Holders.  The transaction is structured so that the approval of at least a majority of the unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Requisite Stockholder Vote”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Outstanding Shares and Voting Rights”

“The Special Meeting—Vote Required”

“The Special Meeting—Voting of Proxies”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d)         Unaffiliated Representative.  An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Bear, Stearns & Co., Inc.”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Opinion of Financial Advisor”

Annex C—Opinion of Bear, Stearns & Co., Inc.

(e)          Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“The Special Meeting—Station Board Recommendation”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Interests of Certain Persons in the Merger”

(f)            Other Offers.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

Item 9.                                   Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

The reports attached as Exhibits (c)(2)-(c)(3) hereof, as well as the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Summary Term Sheet—Opinion of Bear, Stearns & Co., Inc.”

“Summary Term Sheet—Report of CB Richard Ellis”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Report of CB Richard Ellis”

“Special Factors—Projected Financial Information”

Annex C—Opinion of Bear, Stearns & Co., Inc.

(b)   Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Bear, Stearns & Co., Inc.”

“Summary Term Sheet—Report of CB Richard Ellis”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Report of CB Richard Ellis”

Annex C—Opinion of Bear, Stearns & Co., Inc.

(c)        Availability of Documents.  The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Station during its regular business hours by any interested holder of Station common stock.

Item 10.                            Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)          Source of Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—The Limited Guarantee”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(b)         Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—What We Need to Do to Complete the Merger”

“Summary Term Sheet—Regulatory Approvals That Must be Obtained”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“The Special Meeting—Vote Required”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Regulatory Approvals”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c)          Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d)         Borrowed Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger—Debt Financing”

“Special Factors—Background of the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Financing of the Merger—Debt Financing”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 11.                            Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)          Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Arrangements with Respect to Station, Fertitta Partners and Parent Following the Merger”

“Other Important Information Regarding Station—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Station—Security Ownership of Parent, Merger Sub, Fertitta Partners, FCP HoldCo, FCP VoteCo and FC Investor”

“Important Information Regarding Transaction Participants”

(b)         Securities Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Station—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Station— Prior Purchases and Sales of Station Common Stock”

Item 12.                            The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)         Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Share Ownership of Directors and Executive Officers”

“Summary Term Sheet—Recommendations”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—The Voting Agreement”

 (e)       Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Station Board Recommendation”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Frank J. Fertitta III and Lorenzo J. Fertitta as to Fairness”

“Special Factors—Purposes and Reasons of Frank J. Fertitta III and Lorenzo J. Fertitta for the Merger”

“Special Factors—Purposes, Reasons and Plans for Station after the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

Item 13.                            Financial Information.

Regulation M-A Item 1010

The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Station—Selected Historical Consolidated Financial Data”

“Other Important Information Regarding Station—Price Range of Common Stock and Dividend Information”

“Other Important Information Regarding Station—Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding Station—Book Value per Share”

“Where You Can Find More Information”

(a)          Pro Forma Information.  Not applicable.

Item 14.                            Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)          Solicitations or Recommendations.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies; Expenses”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

(b)         Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies; Expenses”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

Item 15.                            Additional Information.

Regulation M-A Item 1011

(b)         Other Material Information.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.                            Exhibits.

Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of Station Casinos, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(a)(2)	Notice of Special Meeting of Stockholders of Station Casinos, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(a)(3)	Proxy Statement of Station Casinos, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(b)(1)	Second Amended and Restated Revolver Debt Commitment Letter, dated May 3, 2007, from Deutsche Bank Trust Company Americas and Deutsche Bank Securities, Inc. to Fertitta Colony Partners LLC

(b)(2)

Second Amended and Restated CMBS Debt Commitment Letter, dated May 3, 2007, from JPMorgan Chase Bank, N.A., German American Capital Corporation and Deutsche Bank AG, New York to Fertitta Colony Partners LLC

(c)(1)

Fairness Opinion of Bear, Stearns & Co., Inc., dated February 23, 2007, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(c)(2)	Presentation of Bear, Stearns & Co., Inc. to the Special Committee of the Board of Directors of Station Casinos, Inc., dated February 22, 2007

(c)(3)	Report by CB Richard Ellis, dated January 2007, with respect to the undeveloped land holdings of the Company

(d)(1)

Agreement and Plan of Merger, dated as of February 23, 2007, among Parent, Merger Sub and Station, incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(d)(2)

Amendment to the Merger Agreement, dated as of May 4, 2007, among Parent, Merger Sub and Station, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(d)(3)

Limited Guarantee Agreement, dated as of February 23, 2007, of Colony Investor VII, L.P., Colony Investor VIII, L.P. and Colony Parallel Investors VIII Holdings, L.P., incorporated herein by reference to Exhibit 7.16 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(4)	Reaffirmation of Limited Guarantee, dated as of May 4, 2007, of Colony Investors VII, L.P., Colony Investors VIII, L.P. and Colony Parallel Investors VIII Holdings, L.P.

(d)(5)

Equity Commitment Letter, dated February 23, 2007, of FC Investor, incorporated herein by reference to Exhibit 7.10 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(6)

Rollover Commitment Letter, dated February 23, 2007, of Lorenzo J. Fertitta, incorporated herein by reference to Exhibit 7.11 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(7)

Rollover Commitment Letter, dated February 23, 2007, of Frank J. Fertitta, III, incorporated herein by reference to Exhibit 7.12 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(8)

Rollover Commitment Letter, dated February 23, 2007, of Mr. Sartini and Mrs. Sartini, incorporated herein by reference to Exhibit 7.13 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(9)	Assignment and Assumption Agreement, dated as of May 4, 2007, between Fertitta Colony Partners LLC and Fertitta Partners LLC

(d)(10)

Voting Agreement, dated as of February 23, 2007, among Station Casinos, Inc., Frank Fertitta, Lorenzo Fertitta, Blake L. Sartini, Delise F. Sartini, Parent and Merger Sub, incorporated herein by reference to Exhibit 7.18 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(11)

First Amended and Restated Operating Agreement dated as of February 23, 2007, of Fertitta Colony Partners LLC, by and among Frank Fertitta, Lorenzo Fertitta and FC Investor, incorporated herein by reference to Exhibit 7.19 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(f)	None

(g)	None

(h)	None

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007	STATION CASINOS, INC.

	By:	/s/ Thomas M. Friel
	Name:	Thomas M. Friel
	Title:	Executive Vice President, Chief Accounting Officer
and Treasurer

Dated: May 4, 2007	FRANK J. FERTITTA, III

	By:	/s/ Frank J. Fertitta, III
	Name:	Frank J. Fertitta, III

Dated: May 4, 2007	LORENZO J. FERTITTA

	By:	/s/ Lorenzo J. Fertitta
	Name:	Lorenzo J. Fertitta

Dated: May 4, 2007	FERTITTA COLONY PARTNERS LLC

	By:	/s/ Frank J. Fertitta, III
	Name:	Frank J. Fertitta, III
	Title:	Authorized Member

Dated: May 4, 2007	FCP ACQUISITION SUB

	By:	/s/ Frank J. Fertitta, III
	Name:	Frank J. Fertitta, III
	Title:	President

Dated: May 4, 2007	FERTITTA PARTNERS LLC

	By:	/s/ Frank J. Fertitta, III
	Name:	Frank J. Fertitta, III
	Title:	Authorized Member

Dated: May 4, 2007	FCP HOLDING, INC.

	By:	/s/ Frank J. Fertitta, III
	Name:	Frank J. Fertitta, III
	Title:	Authorized Member

Dated: May 4, 2007	FCP VOTECO LLC

	By:	/s/ Frank J. Fertitta, III
	Name:	Frank J. Fertitta, III
	Title:	Authorized Member

Dated: May 4, 2007	FC INVESTOR, LLC

	By:	/s/ Jonathan H. Grunzweig
	Name:	Jonathan H. Grunzweig
	Title:	Vice President

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of Station Casinos, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(a)(2)	Notice of Special Meeting of Stockholders of Station Casinos, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(a)(3)	Proxy Statement of Station Casinos, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(b)(1)	Second Amended and Restated Revolver Debt Commitment Letter, dated May 3, 2007, from Deutsche Bank Trust Company Americas and Deutsche Bank Securities, Inc. to Fertitta Colony Partners LLC

(b)(2)

Second Amended and Restated CMBS Debt Commitment Letter, dated May 3, 2007, from JPMorgan Chase Bank, N.A., German American Capital Corporation and Deutsche Bank AG, New York to Fertitta Colony Partners LLC

(c)(1)

Fairness Opinion of Bear, Stearns & Co., Inc., dated February 23, 2007, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(c)(2)	Presentation of Bear, Stearns & Co., Inc. to the Special Committee of the Board of Directors of Station Casinos, Inc., dated February 22, 2007

(c)(3)	Report by CB Richard Ellis, dated January 2007, with respect to the undeveloped land holdings of the Company

(d)(1)

Agreement and Plan of Merger, dated as of February 23, 2007, among Parent, Merger Sub and Station, incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(d)(2)

Amendment to the Merger Agreement, dated as of May 4, 2007, among Parent, Merger Sub and Station, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Station Casinos, Inc. with the SEC on May 7, 2007

(d)(3)

Limited Guarantee Agreement, dated as of February 23, 2007, of Colony Investor VII, L.P., Colony Investor VIII, L.P. and Colony Parallel Investors VIII Holdings, L.P., incorporated herein by reference to Exhibit 7.16 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(4)	Reaffirmation of Limited Guarantee, dated as of May 4, 2007, of Colony Investors VII, L.P., Colony Investors VIII, L.P. and Colony Parallel Investors VIII Holdings, L.P.

(d)(5)

Equity Commitment Letter, dated February 23, 2007, of FC Investor, incorporated herein by reference to Exhibit 7.10 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(6)

Rollover Commitment Letter, dated February 23, 2007, of Lorenzo J. Fertitta, incorporated herein by reference to Exhibit 7.11 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(7)

Rollover Commitment Letter, dated February 23, 2007, of Frank J. Fertitta, III, incorporated herein by reference to Exhibit 7.12 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(8)

Rollover Commitment Letter, dated February 23, 2007, of Mr. Sartini and Mrs. Sartini, incorporated herein by reference to Exhibit 7.13 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(9)	Assignment and Assumption Agreement, dated as of May 4, 2007, between Fertitta Colony Partners LLC and Fertitta Partners LLC

(d)(10)

Voting Agreement, dated as of February 23, 2007, among Station Casinos, Inc., Frank Fertitta, Lorenzo Fertitta, Blake L. Sartini, Delise F. Sartini, Parent and Merger Sub, incorporated herein by reference to Exhibit 7.18 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(d)(11)

First Amended and Restated Operating Agreement dated as of February 23, 2007, of Fertitta Colony Partners LLC, by and among Frank Fertitta, Lorenzo Fertitta and FC Investor, incorporated herein by reference to Exhibit 7.19 of Amendment No. 25, 26 and 27 to Schedule 13D filed by Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini, Delise F. Sartini and Fertitta Colony Partners LLC with respect to Station Casinos, Inc. with the SEC on February 27, 2007

(f)	None

(g)	None

(h)	None